Exhibit 99.1

Westport Fuel Systems Publishes 2023 ESG Report

VANCOUVER, BC, June 25, 2024 /CNW/ - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT) (Nasdaq: WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, is pleased to publish its 2023 Environmental, Social and Governance ("ESG") report (the "2023 ESG Report"). The 2023 ESG Report outlines the Company's accomplishments within its primary areas of focus that include reduced emissions and energy consumption, operational health and safety, diversity, equity and inclusion, responsible sourcing, human rights, and ESG governance.

"We are committed to shaping a future that is driven by the three pillars of ESG - environmental stewardship, social responsibility, and strong governance," said Dan Sceli, Chief Executive Officer of Westport. "We have embraced the challenge of achieving sustainable operations, with an unwavering dedication to our core values of integrity, respect, and perseverance. We are focused on decarbonizing transportation to help clean our air and create a more sustainable future for all."

Highlights of the 2023 ESG Report include:

•	>90% of total waste recycled from production sites,
•	20% reduction in Scope 1 CO2 emissions,
•	7% decrease in Scope 2 emissions,
•	disclosure of Scope 3 GHG emissions
•	32% of our global workforce is female, and
•	won two prestigious national awards - the Friendly Workplace recognition at the plant in Poland and the Award for Excellence at the facilities in Italy.

Westport, with a significant portion of its business located in Europe, is actively working on the implementation of the Corporate Sustainability Reporting Directive (CSRD). This initiative marks a significant step forward in the Company's commitment to advancing ESG goals. By adopting the CSRD standards, Westport aims to enhance transparency, accountability, and sustainability in our operations, reinforcing dedication to responsible business practices and long-term value creation for all our stakeholders.

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Contacts: Westport Media Relations, T: + 1 604-718-1992, E: media@wfsinc.com; Westport Investor Relations, T: +1 604-718-2046, E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 17:00e 25-JUN-24